                                               ------------------------------
                                                        OMB APPROVAL
                                               ------------------------------
                                               OMB Number           3235-0145
                                               expires:      October 31, 1997
                                               Estimated average burden
                                               hours per response. . . .14.90
                                               ------------------------------


                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                  SCHEDULE 13D


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           (AMENDMENT NO.         )*
                                          --------

                             Moore Medical Corp.
- --------------------------------------------------------------------------------
                              (Name of Issuer)


                   Common Stock, par value $.01 per share
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                 6157994103
- --------------------------------------------------------------------------------
                               (CUSIP Number)


James M. Shelger, Service Corporation International, 1929 Allen Parkway,
                            Houston, Texas 77019
- --------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                              February 9, 1994
- --------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [x]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

CUSIP NO. 6157994103                                       PAGE 2 OF 19 PAGES



- --------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


      Service Corporation International
- --------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) /X/

- --------------------------------------------------------------------------------
 3    SEC USE ONLY



- --------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*


      OO
- --------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                     /X/



- --------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


      United States of America
- --------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                                     0
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                   0
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                     0
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH

                                     145,000
- -------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      145,000
- --------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             / /


      0
- --------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


      5.1%
- --------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*


      CO
- --------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP NO. 6157994103                                       PAGE  3 OF 19 PAGES



- --------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


      Southwest Guaranty Trust Company
- --------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) /X/

- --------------------------------------------------------------------------------
 3    SEC USE ONLY



- --------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*


      OO
- --------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                     / /



- --------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


      United States of America
- --------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                                     0
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                   0
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                     0
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH

                                     145,000
- -------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      145,000
- --------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             / /


      0
- --------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


      5.1%
- --------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*


      OO
- --------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP NO. 6157994103                                       PAGE 4 OF 19 PAGES



- --------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


      Sun Bank, National Association
- --------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) /X/

- --------------------------------------------------------------------------------
 3    SEC USE ONLY



- --------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*


      OO
- --------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                     / /



- --------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


      United States of America
- --------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                                     145,000
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                   0
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                     0
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH

                                     145,000
- -------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      145,000
- --------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             / /


      0
- --------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


      5.1%
- --------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*


      BK
- --------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.

ITEM 1.  SECURITY AND ISSUER

         This statement relates to the common stock, par value $.01 per share ("Common Stock"), of Moore Medical Corp., a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is P.O. Box 1500, New Britain, Connecticut, 06050.

ITEM 2.  IDENTITY AND BACKGROUND

         (a) This statement is filed jointly on behalf Service Corporation International, a Texas corporation ("SCI"), Southwest Guaranty Trust Company, a Texas trust company (the "Investment Agent"), and Sun Bank, National Association, a Florida corporation ("Sun Bank"). Sun Bank has recently changed its name to "SunTrust Bank, Central Florida, N.A." SCI, the Investment Agent and Sun Bank are collectively referred to herein as the "Reporting Persons".

         (b) The address of the principal business and the principal office of SCI is 1929 Allen Parkway, Houston, Texas 77019. The address of the principal business and the principal office of the Investment Agent is 2121 Sage Road, Houston, Texas 77056. The address of the principal business and the principal office of Sun Bank is 200 S. Orange Street, Orlando, Florida 32801. The names, business addresses, principal occupations and citizenship of the executive officers and directors of SCI, the Investment Agent and Sun Bank, as well as the name, principal business and address of the corporation or organization in which such occupation is conducted, are set forth in Schedule 1 hereto, which is incorporated herein by reference.

         (c) The principal business of SCI is providing death care services. The principal business of the Investment Agent is providing investment agency and trust services to institutional and other investors. The principal business of Sun Bank is providing commercial banking services, including trust services such as those performed pursuant to the Trust Agreements (discussed below).

         (d) During the last five years, neither the Reporting Persons nor, to the best of the Reporting Persons' knowledge, any of the executive officers or directors identified in Schedule 1 have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) Except as set forth below, during the last five years, neither the Reporting Persons nor, to the best of the Reporting Persons' knowledge, any of the executive officers or directors identified in Schedule 1 have been a party to a civil proceeding resulting in, or subjecting him to, a judgment, decree or final order enjoining violation of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws. However, on September 15, 1995, the Securities and Exchange Commission ("SEC") ordered the institution of administrative proceedings involving the disclosure by SCI relating to its change of accountants in its Current Report on Form 8-K, as amended, filed in April 1993. Simultaneously with the institution of such proceedings, SCI, without admitting or denying the SEC's facts, conclusions or findings, consented to the entry of Cease and Desist Order by the SEC ordering SCI not to violate the provisions of Section 13(a) of the Securities Exchange Act of 1934 and Rules 12b-20 and 13a-11 thereunder.





                               Page 5 of 19 Pages

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         As stated above, SCI is in the business of providing death care services which include the ownership and operation of multiple funeral service locations and cemeteries in a number of metropolitan areas. In connection with its funeral business, SCI provides prearranged funeral services to its customers. Funeral prearrangement is a means through which a customer contractually agrees to the terms of a funeral to be performed in the future. The funds collected from such prearranged funeral contracts are generally deposited into trust funds or are used to purchase life insurance or annuity contracts. Such funds paid for prearranged funeral services may not be withdrawn until the funeral is performed or until cancellation by the customer.

         In connection with its cemetery business, SCI sells cemetery interment rights (including mausoleum spaces and lawn crypts) and certain merchandise including stone and bronze memorials and burial vaults. Such cemeteries also perform interment services and provide management and maintenance of cemetery grounds. Cemetery sales are often made on a pre-need basis pursuant to contracts providing for monthly payments. A portion of the proceeds from cemetery sales is generally required by law to be paid into perpetual care trust funds. Earnings from such perpetual trust funds are then used to defray the maintenance costs of cemeteries. In addition, all or a portion of the proceeds from the sale of preneed cemetery merchandise may be required to be paid into trust funds until the merchandise is purchased.

         On September 27, 1995, SCI entered into an Amended and Restated Trusteeship/Investment Agency Agreement with the Investment Agent (the "Investment Agency Agreement"). Pursuant to the Investment Agency Agreement, the Investment Agent is required to (i) review prearranged funeral trusts, cemetery perpetual care trusts and merchandise trusts (the "SCI Trust Funds") periodically, but no less often than quarterly, (ii) give each such fund the benefit of its review of economic conditions, security markets, industries and companies and (iii) report to the SCI Investment Committee its investment recommendation of a general nature and with respect to any property held in such fund. Upon adoption of investment actions by the SCI Investment Committee, the Investment Agent communicates the directions to the trustees for the SCI Trust Funds for which the Investment Agent is investment agent. Pursuant to the Investment Agency Agreement, based upon the investment policies and direction given by the SCI Investment Committee, the Investment Agent also communicates to the trustees for the SCI Trust Funds specific instructions for investment, disposition or reinvestment of individual securities.

         Pursuant to certain Trust Agreements, Sun Bank and its affiliates (collectively, the "Trustee") were appointed as trustee of certain SCI Trust Funds. Pursuant to these Trust Agreements, the Trustee has the authority to vote shares of stock held by the respective SCI Trust Funds, and the Trustee has certain dispositive powers with respect to such shares. SCI, however, has the authority to select an advisory or investment committee to direct the Trustee in the making of any investment. Further, SCI has the right to review and veto the investments made by the Trustee with respect to any SCI Trust Fund.





                               Page 6 of 19 Pages

         Under a policy of the SCI Investment Committee, equity securities held by all SCI Trust Funds should not in the aggregate exceed 5% of the outstanding common stock of any class of any issuer. The Issuer's Common Stock was acquired by a broker involved in the investment of certain of the SCI Trust Funds who inadvertently exceeded the 5% threshold. Because the Issuer's Common Stock was held by different SCI Trust Funds, the Reporting Persons discovered only recently that the 5% threshold had been exceeded and filed this Schedule 13D promptly upon ascertaining their filing responsibilities. The Reporting Persons believe that the relevant acquisitions and dispositions of the Issuer's Common Stock are as set forth in the following two paragraphs.

         Prior to February 9, 1994, SCI Trust Funds held 142,000 shares of Common Stock of the Issuer, which was less than 5% of the outstanding Common Stock. On February 9, 1994, the Trustee purchased 2,000 shares of Common Stock. As a result of such purchase, SCI Trust Funds held 144,000 shares of Common Stock, which constituted approximately 5.03% of the outstanding Common Stock. On April 22, 1994, the Trustee purchased 1,000 shares of Common Stock on behalf of certain SCI Trust Funds. As a result of such purchase, SCI Trust Funds held 145,000 shares of Common Stock, which constituted approximately 5.07% of the outstanding Common Stock. Subsequently, on July 21, 1994, the Trustee sold 5,000 shares of Common Stock on behalf of the SCI Trust Funds, and following such sales, the SCI Trust Funds continued to hold less than 5% of the outstanding Common Stock until March 23, 1995, as discussed in the paragraph below.

         On March 23, 1995, SCI Trust Funds held 142,000 shares of Common Stock, which was less than 5% of the outstanding Common Stock. On March 24, 1995, the Trustee purchased 3,000 shares of Common Stock on behalf of certain SCI Trust Funds. As a result of such purchase, the SCI Trust Funds again held 145,000 shares of Common Stock of the Issuer, which constituted 5.03% of the outstanding Common Stock. Subsequently, on February 9, 1996, the Trustee sold 1,000 shares of Common Stock on behalf of the SCI Trust Funds, and as a result of such sale, SCI Trust Funds currently hold less than 5% of the outstanding Common Stock.

ITEM 4.  PURPOSE OF TRANSACTION

         The shares of Common Stock were acquired by the Trustee on behalf of SCI Trust Funds for purposes of investment. Furthermore, none of the Reporting Persons has plans or proposals which relate to or would result in any of the items described in Schedule 13D, Item 4, paragraphs (a) through (j).

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) According to Form 10-K filed by the Issuer with the SEC for the fiscal year ended December 30, 1995, as of March 4, 1996, there were 2,900,011 shares of Common Stock outstanding. As of April 5, 1996, the Reporting Persons were the beneficial owners of 144,000 shares of Common Stock of the Issuer, which represented less than 5% of the outstanding shares. However, based on the Issuer's (i) Form 10-Qs for fiscal 1995, (ii) Form 10-Qs for fiscal 1994, and (iii) Form 10-K for the fiscal year ended December 30, 1994, at such times and dates set forth in Item 3 of this Schedule 13D, the Reporting Persons were the beneficial owners





                               Page 7 of 19 Pages
of more than 5% of the outstanding shares of Common Stock. During such periods, none of the Reporting Persons ever beneficially held more than 5.07% of the outstanding shares.

         (b) Pursuant to the provisions of the respective Trust Agreements, the Trustee has the power to vote or direct the vote of the shares of Common Stock held by SCI Trust Funds. The Reporting Persons share the power to dispose or direct the disposition of the shares of Common Stock held by the SCI Trust Funds as described in Item 3.

         (c)     Not applicable.

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock.

         (e) The Reporting Persons ceased to be beneficial owners of more than 5% of the Common Stock of the Issuer on February 9, 1996.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         See Item 3 for a discussion of the Amended and Restated
Trusteeship/Investment Agency Agreement between SCI and Southwest Trust, and the respective Trust Agreements between SCI and the Trustee.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Exhibit A        Agreement Regarding Joint Filing of Schedule 13D

         Exhibit B        Amended and Restated Trusteeship/Investment Agency
                          Agreement

         Exhibit C        Annual Pre-arranged Direct Disposal or Funeral
                          Service Trust Agreement/1988, dated February 19,
                          1988, by and between TNCS, Inc. and Sun Bank,
                          National Association.

         Exhibit D        Annual Pre-arranged Direct Disposal or Funeral
                          Service Trust Agreement/1985, dated October 3, 1984, by and between TNCS, Inc. and Sun Bank, National
                          Association.

         Exhibit E        Annual Trust Agreement/1982, dated April 29, 1981, by
                          and between Guardian Plans, Inc. and Sun First
                          National Bank of Orlando.





                               Page 8 of 19 Pages

                                   SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


April 18, 1996                        SERVICE CORPORATION INTERNATIONAL


                                     By: /s/ James M. Shelger
                                         --------------------------------------
                                     Name: James M. Shelger
                                           -----------------------------------
                                     Title: Senior Vice President, General
                                            ----------------------------------
                                            Counsel and Secretary
                                            ----------------------------------


                                     SOUTHWEST GUARANTY TRUST COMPANY


                                     By: /s/ William E. Mercer
                                         -------------------------------------
                                     Name: William E. Mercer
                                           -----------------------------------
                                     Title: Chairman of the Board and CEO
                                            ----------------------------------


                                     SUN BANK, NATIONAL ASSOCIATION


                                     By: /s/ Kathryn R. Broecker
                                         -------------------------------------
                                     Name: Kathryn R. Broecker
                                           -----------------------------------
                                     Title: Assistant Vice President
                                            ----------------------------------






                               Page 9 of 19 Pages

                                   SCHEDULE 1





                               Page 10 of 19 Pages

                             BOARD OF DIRECTORS OF
                       SERVICE CORPORATION INTERNATIONAL


Each of the following directors is a citizen of the United States of America.

         Name and Address                                           Occupation
         ----------------                                           ----------
Anthony L. Coelho                                           Chairman and Chief Executive
1325 Avenue of the Americas                                 Officer of Coelho Associates, LLC
26th Floor                                                  (investment consulting and brokerage),
New York, NY  10019                                         and Chairman and Chief Executive Officer
                                                            of ETC (training and communication firm)

Douglas M. Conway                                           Retired
HCR4 Anchor Point Road
Crosslake, NM  56442

Jack Finkelstein                                            Personal and family trust investments
Suite 635 West
4635 Southwest Freeway
Houston, TX  77027

A. J. Foyt, Jr.                                             President
6415 Toledo                                                 A. J. Foyt Enterprises, Inc.
Houston, TX  77008                                          (designer, manufacturer and exhibitor of  high
                                                            speed engines, racing vehicles and marketing of
                                                            automotive vehicles)

James J. Gavin, Jr.                                         Retired
1616 Thorntree Lane
Winnetka, IL  60093

James H. Greer                                              Chairman
3025 Maxroy                                                 Shelton W. Greer Co., Inc. (engineering,
Houston, TX  77008                                          manufacturing, fabrication and installation of
                                                            building speciality products)

L. William Heiligbrodt                                      President and Chief Operating Officer of
1929 Allen Parkway                                          SCI
Houston, TX  77019





                               Page 11 of 19 Pages

         Name and Address                                           Occupation
         ----------------                                           ----------
B. D. Hunter                                                Chairman of the Board and Chief Executive Officer
14323 South Outer 40                                        Huntco Inc. (intermediate steel processor)
Suite 6700 North
Chesterfield, MO  63017
                                                            Chairman of the Board
John W. Mecom, Jr.                                          The John W. Mecom Company
4544 Post Oak Place Dr.                                     (personal and family investments)
Suite 270
Houston, TX  77027
                                                            Chairman, President and Chief
Clifton H. Morris, Jr.                                      Executive Officer
200 Bailey Avenue                                           AmeriCredit Corp. (financing of
Ft. Worth, TX  76107                                        automotive vehicles)

                                                            Attorney
E. H. Thornton, Jr.                                         Thornton & Burnett
1775 St. James Place                                        (attorneys at law)
Suite 120
Houston, TX  77056

                                                            Chairman of the Board and Chief Executive Officer
Robert L. Waltrip                                           of SCI
1929 Allen Parkway
Houston, TX  77019

                                                            Executive Vice President Operations of SCI
W. Blair Waltrip
1929 Allen Parkway
Houston, TX  77019

                                                            Henry Gardiner Symonds
Edward E. Williams                                          Professor and Director of the
13231 Champion Forest Dr.                                   Entrepreneurship Program at the Jesse H. Jones
Suite 110                                                   Graduate School of Administration at Rice
Houston, TX  77069                                          University
                                                            Managing Director of First Texas Venture Capital
                                                            (investment company)





                               Page 12 of 19 Pages

                             EXECUTIVE OFFICERS OF
                       SERVICE CORPORATION INTERNATIONAL

The business address for each of the Executive Officers is 1929 Allen Parkway, Houston, Texas 77019 and each of the Executive Officers is a citizen of the United States of America. The occupation of each Executive Officer is being an officer of SCI with the title set forth below.

Robert L. Waltrip
Chairman of the Board
 and Chief Executive Officer

L. William Heiligbrodt
President and Chief Operating
 Officer

W. Blair Waltrip
Executive Vice President Operations

John W. Morrow, Jr.
Executive Vice President
 Corporate Development

Jerald L. Pullins
Executive Vice President
 European Operations

George R. Champagne
Senior Vice President
 and Chief Financial Officer

Glenn G. McMillen
Senior Vice President
 Operations

Richard T. Sells
Senior Vice President
 Prearranged Sales

James M. Shelger
Senior Vice President
 General Counsel and Secretary

Jack L. Stoner
Senior Vice President
 Administration





                               Page 13 of 19 Pages

Henry M. Nelly, III
President of
 Provident Services, Inc.
 a subsidiary of SCI

T. Craig Benson
Vice President Operations of SCI
 President of Investment
 Capital Corporation
 a subsidiary of SCI

Gregory L. Cauthen
Vice President
 Treasurer

W. Mark Hamilton
Vice President/Finance
 European Operations

Lowell A. Kirkpatrick, Jr.
Vice President
 Corporate Development

Vincent L. Visosky
Vice President
 Operational Controller





                               Page 14 of 19 Pages

                             BOARD OF DIRECTORS OF
                        SOUTHWEST GUARANTY TRUST COMPANY


Each of the following Directors is a citizen of the United States of America.

         Name and Address                                           Occupation
         ----------------                                           ----------
Timothy J. Blair                                            Executive Vice President and Director
2121 Sage Road, Suite 150                                    of Trust Administration of Southwest
Houston, TX  77056                                           Guaranty Trust Company

Fred J. Curry, C.L.U.                                       Owner of Fred Curry and Associates
4800 Sugar Grove Blvd., Suite 365                            (insurance agency)
Stafford, TX  77477

G. Kyle Guinn                                               Vice Chairman and Chief Investment
2121 Sage Road, Suite 150                                    Officer of Southwest Guaranty Trust
Houston, TX  77056                                           Company

William E. Mercer                                           Chairman and Chief Executive Officer
2121 Sage Road, Suite 150                                    of Southwest Guaranty Trust Company
Houston, TX  77056

Kathleen K. Mercer                                          Shareholder of Southwest Guaranty
11310 Williamsburg                                           Trust Company
Houston, TX  77024

Michael Phillips                                            Attorney
3200 Southwest Freeway                                       Phillips & Akers
Houston, TX  77027                                           (attorney at law)

Tim N. Throckmorton                                         Chief Financial Officer
12012 Wickchester, Suite 490                                 Temporary Connection, Inc.
Houston, TX  77079                                           (temporary personnel placement
                                                             services)

James R. Young                                              President and Chief Operating Officer of
2121 Sage Road, Suite 150                                    Southwest Guaranty Trust Company
Houston, TX  77056





                               Page 15 of 19 Pages

                             EXECUTIVE OFFICERS OF
                        SOUTHWEST GUARANTY TRUST COMPANY


The business address for each of the Executive Officers is 2121 Sage Road, Suite 150, Houston, Texas 77056 and each of the Executive Officers is a citizen of the United States of America. The occupation of each Executive Officer is being an officer of Southwest Guaranty Trust Company with the title set forth below.

William E. Mercer
Chairman of the Board
 and Chief Executive Officer

G. Kyle Guinn
Vice Chairman and Chief
 Investment Officer

James R. Young
President and Chief Operating
 Officer

Timothy J. Blair
Executive Vice President and
 Director of Trust Administration

Willard B. Wagner, III
Executive Vice President, Secretary/
 Treasurer and Director of Marketing





                               Page 16 of 19 Pages

                             BOARD OF DIRECTORS OF
                         SUN BANK, NATIONAL ASSOCIATION


Each of the following Directors is a citizen of the United States of America.

Name, Address and Occupation                               Name, Address and Occupation
- ----------------------------                               ----------------------------
Joseph D. Antinucci                                         David H. Hughes
President                                                   Chairman and CEO
Lockheed Martin Electronics                                 Hughes Supply, Inc.
   & Missiles                                                  (building and plumbing
   (manufacturer of electronics                                supply sales)
   and missiles)                                            20 N. Orange Avenue, Suite 200
5600 Sand Lake Road                                         Orlando, Florida 32801
Orlando, Florida 32819-8907
                                                            George W. Koehn
E. V. Goings                                                Chairman, President and CEO
President                                                   SunTrust Banks, Central Florida, N.A.
Tupperware Worldwide                                        200 S. Orange Avenue, Tower 6
   (manufacturer of plastic                                 Orlando, Florida 32801
   container products)
Post Office Box 2353                                        Robert L. Mellen, III
Orlando, Florida 32802                                      Attorney
                                                            Akerman, Senterfitt & Eidson
Ben Hill Griffin, III                                       Post Office Box 231
Chairman and President                                      Orlando, Florida 32802
Ben Hill Griffin, Inc.
   (citrus grower)                                          Mr. Richard A. Nunis
Post Office Box 127                                         Chairman
Frostproof, Florida 33843                                   Walt Disney Attractions, Inc.
                                                               (theme park)
Marion F. Hatcher                                           Post Office Box 10,000
Chairman of the Board                                       Lake Buena Vista, Florida 32830-1000
J. Rolfe Davis Insurance
   (insurance company)                                      Jeffrey J. O'Hara
Post Office Box 538230                                      President and COO
Orlando, Florida 32853-8230                                 Darden Restaurants, Inc.
                                                               (owner and operator of
Dr. John C. Hitt                                               restaurant chains)
President                                                   Post Office Box 593330
University of Central Florida                               Orlando, Florida 32809
   (state university)
Post Office Box 160002                                      Walter T. Rose, Jr.
Orlando, Florida 32816-0002                                 Rose and Weller
                                                            Attorneys at Law
Theodore J. Hoepner                                         Post Office Box 321255
Chairman and President                                      Cocoa Beach, Florida 32932-1255
SunTrust Banks of Florida, Inc.
200 S. Orange Avenue, Tower 6
Orlando, Florida 32801







                             Page 17 of 19 Pages

C. Wayne Schoolfield
President
Schoolfield Properties
(property management)
101 Park Place Blvd., Suite 3
Kissimmee, Florida 34741

Paul Snead, Jr.
District Administrator
HRS District #7 Administrator
(provides aid to families in crisis)
400 W. Robinson St., Suite S1129
Orlando, Florida 32801

Elizabeth A. Sterchi
(philanthropist)
910 Ventrua Avenue
Orlando, Florida 32804

William G. Talley, Jr.
General Manager
Growers Container Cooperative Inc.
(citrus grower)
Post Office Box 491355
Leesburg, Florida 34749-1355

William B. Wilson
President
Maguire, Voorhis & Wells, P.A.
Attorneys at Law
Post Office Box 633
Orlando, Florida 32802






                               Page 18 of 19 Pages

                               EXECUTIVE OFFICERS
                         SUN BANK, NATIONAL ASSOCIATION

         The business address for each of the Executive Officers listed below is 200 South Orange Avenue, Orlando, Florida 32801 and each of the Executive Officers is a citizen of the United States of America. The occupation of each Executive Officer is being an officer of Sun Trust Bank, Central Florida, N.A. with the title set forth below:

George W. Koehn
 Chairman, President and CEO

Daniel W. Maturin
Executive Vice President
 Community Banking

Jack G. Prevost
Executive Vice President
 Corporate Banking

Sandra W. Jansky
Executive Vice President
 Credit Administration

Hunting F. Deutsch
Executive Vice President
 Trust and Investment Services

John J. McGuire
Executive Vice President
 Marketing





                               Page 19 of 19 Pages

                               INDEX TO EXHIBITS




EXHIBIT
NUMBER           IDENTIFICATION OF EXHIBITS
- ------           --------------------------

   A             Agreement Regarding Joint Filing of Schedule 13D

   B             Amended and Restated Trusteeship/Investment Agency
                 Agreement

   C             Annual Pre-arranged Direct Disposal or Funeral Service
                 Trust Agreement/1988, dated February 19, 1988, by and between TNCS, Inc. and Sun Bank, National Association.

   D             Annual Pre-arranged Direct Disposal or Funeral Service
                 Trust Agreement/1985, dated October 3, 1984, by and between TNCS, Inc. and Sun Bank, National Association.

   E Annual Trust Agreement/1982, dated April 29, 1981, by and between Guardian Plans, Inc. and Sun First National
                 Bank of Orlando.